UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                         )
Application of The AES Corporation,      )       CERTIFICATE PURSUANT TO
Dennis W. Bakke, and Roger W. Sant       )       RULE 24 UNDER THE PUBLIC
on Form U-1 (File No. 70-9779)           )       UTILITY HOLDING COMPANY
                                         )       ACT OF 1935
                                         )
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          Pursuant to the requirements of Rule 24 under the Public Utility
Holding Company Act of 1935, as amended, The AES Corporation, a Delaware corporation ("AES"), certifies that the acquisition of IPALCO Enterprises, Inc. as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9779) of AES and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27363, dated March 23, 2001, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

Exhibits

     F-2  "Past Tense" Opinion of Counsel

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, AES has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The AES Corporation

                                        By:  /s/  Thomas A. Tribone
                                             -----------------------------------
                                             Name:  Thomas A. Tribone
                                             Title: Executive Vice President

Dated: April 12, 2001